OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65859

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Titleist Asset Management, Ltd.**

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 E. Sonterra Blvd., Suite 330

(No. and Street)

San Antonio   Texas   78258

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joe-Ben O'Banion   (210) 591-0452

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bauer & Company, LLC

(Name – *if individual, state last, first, middle name*)

P.O. Box 27887	Austin	Texas	78755
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✔ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joe-Ben O'Banion _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Titleist Asset Management, Ltd. _____, as of December 31 _____, 20 20 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



_____
Signature

Managing Partner
_____
Title

Neil Howard Kalb
My Commission Expires
09/12/2022
ID No. 131719737

_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TITLEIST ASSET MANAGEMENT, LTD.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2020

TITLEIST ASSET MANAGEMENT, LTD.
Index to Financial Statements and Supplemental Schedules
December 31, 2020



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners
of Titleist Asset Management, Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Titleist Asset Management, Ltd. as of December 31, 2020, the related statements of operations, changes in partners' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Titleist Asset Management, Ltd. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Titleist Asset Management, Ltd.'s management. Our responsibility is to express an opinion on Titleist Asset Management, Ltd.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Titleist Asset Management, Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (Schedule I), the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule II) and the Information Relating to the Possessions or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule III) (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Titleist Asset Management, Ltd.'s financial statements. The supplemental information is the responsibility of Titleist Asset Management, Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Titleist Asset Management, Ltd.'s auditor since 2014.

Austin, Texas
February 25, 2021

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

TITLEIST ASSET MANAGEMENT, LTD.

Statement of Financial Condition

December 31, 2020

Assets:		
Cash and cash equivalents	$	20,341
Deposit with clearing broker		100,000
Securities commission and investment advisory fee receivables		1,362,995
Other assets		114
Total assets	$	1,483,450
Liabilities and Partners' Equity		
Liabilities:		
Accounts payable and accrued expenses	$	947,562
Subordinated loan due to clearing broker dealer		100,000
Due to investment advisory division		40,000
Payable due to clearing broker dealer		7,590
PPP Note Payable		41,800
Total liabilities	$	1,136,952
Partners' equity:		
Total partners' equity		346,498
Total liabilities and partners' equity	$	1,483,450

The accompanying notes to the financial statements are an integral part of the

TITLEIST ASSET MANAGEMENT, LTD.

Statement of Operations

For the Year Ended December 31, 2020

Revenues:		
Securities' commissions	$	1,081,520
Investment advisory		4,017,097
Financial Planning		69,670
Related party miscellaneous		18,000
		5,186,287
Operating expenses:		
Clearing fees		67,152
Commissions		3,892,323
Payroll expenses		302,580
Professional fees		89,303
Regulatory fees		30,895
Travel		10,477
Office supplies		11,063
Occupancy and other		22,313
Related party occupancy		24,000
Insurance		90,576
Software		46,766
Dues and subscriptions		58,906
Marketing and advertising		9,729
Other expenses		49,622
Total operating expenses		4,705,705
Other income:		
Forgiveness of portion of subordinated loan due to clearing broker		50,000
Forgiveness of portion of due investment advisory division		20,000
SBA Grant		10,000
Total other income		80,000
Earnings before income taxes		560,582
Income tax expense		1,701
Net Income	$	558,881

The accompanying notes to the financial statements are an integral part of the statements.

TITLEIST ASSET MANAGEMENT, LTD.
Statement of Changes in Partners' Equity
For the Year Ended December 31, 2020

	Partners' Equity
Balance at December 31, 2019	$ 254,905
Contributions	3,712
Distributions	(471,000)
Net income	558,881
Balance at December 31, 2020	$ 346,498

The accompanying notes to the financial statements are an integral part of the statements.

Cash flows from operating activities:		
Net income	$	558,881
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Forgiveness of portion of subordinated loan due to clearing broker		(50,000)
Forgiveness of portion of due investment advisory division		(20,000)
Changes in assets and liabilities:		
Securities commission and investment advisory fee receivables		(478,186)
Other assets		20
Accounts payable and accrued expenses		422,449
Due to clearing broker-dealer		331
Net cash provided by operating activities		433,495
Cash flows from financing activities:		
Contributions from partners		3,712
Distributions to partners		(471,000)
Proceeds from PPP note payable		41,800
Net cash used in financing activities		(425,488)
Net increase in cash		8,007
Cash and cash equivalents at beginning of year		12,334
Cash and cash equivalents at end of year	$	20,341
Supplemental disclosure of cash flow information		20,341
Cash paid during the year for		
Interest		-
Income taxes		-

The accompanying notes to the financial statements are an integral part of the statements.

Note 1 - Nature of Business

Titleist Asset Management, Ltd. (the "Company") was organized in February 2003 as a Texas limited partnership headquartered in Austin, Texas. The Company became a registered broker/dealer with the Securities and Exchange Commission ("SEC") in March 2003 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company began operations in September 2003. The Company operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company's customers consist primarily of individuals located throughout the United States of America.

Note 2 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles, which is required by the SEC and FINRA whereby revenues are recognized in the period earned and expenses when incurred.

Securities Clearing
The company conducts business as a registered broker-dealer on a fully disclosed basis through Axos Clearing, LLC member of FINRA and SIPC.

Cash Equivalents
For purposes of the statement of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, which will become available within ninety days from the date of the financial statements, to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Revenue from agreements with clients includes commission income and fees from securities transactions and investment advisory fees. The recognition and measurement of revenue is based on the assessment of individual agreement terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Securities Commissions
The Company buys and sells securities on behalf of its customers. Each time a customer enters a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Investment Advisory Fees

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the client is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the client's assets under management. Fees are received quarterly and recognized as revenue at the time they are received.

Fair Value Measurements

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, receivables from broker-dealers, other assets, due to broker-dealers, accounts payable and accrued expenses, approximate their fair values due to their short maturities.

Income Taxes

The Company has elected to be taxed as a partnership. As such, the Company does not pay federal corporate income taxes on its taxable income. Instead, the partners are liable for individual federal income taxes on their respective shares of taxable net income. The Company is liable for Texas margin tax which is based on taxable margin, as defined under the law, rather than being based on federal taxable income. As of and for the year ended December 31, 2020, the Company's Texas margin tax expense was not significant. The Company has no uncertain tax positions as of December 31, 2020.

Recent Accounting Pronouncements

Accounting standards that have been issued or proposed by the Financial Accounting Standards Board or other standard setting bodies are not expected to have a material impact on the company's financial position, results of operations or cash flows.

Note 3 – Subordinated Loan Due to Clearing Broker Dealer

On March 31, 2017 the Company entered into a subordinated loan agreement with Axos Clearing, LLC, the Company's clearing broker dealer, for $250,000. The subordinated loan has an interest rate of 8.00% per year and matures on July 13, 2022. The subordinated loan is personally guaranteed by the partners of the Company. The terms of the subordinated loan agreement are as follows:

- Fifteen months after the effective date of the subordinated loan agreement, Axos Clearing will forgive $50,000 in principal of the $250,000, plus any accrued interest;

- Twelve months after the time period above, Axos Clearing will forgive an additional $50,000 in principal of the $250,000, plus any accrued interest. This twelve month forgiveness of $50,000 will continue until the full $250,000, plus any accrued interest is completely forgiven.

As of December 31, 2020, the outstanding balance of the subordinated loan was $100,000.

Note 4 – Due to Investment Advisory Division

In March 2017, the Company received $200,000 from Raymond James Investment Advisory Division in transition assistance for the on-going support, acquisitions, and growth of the Company. A portion of this assistance would be payable to Investment Advisory Division if Company terminated agreement before March 2022 based on a predefined formula. No interest is associated with the transition assistance payment. As of December 31, 2020, the Company has estimated the outstanding balance to be $40,000. The Company anticipates this balance to decrease to zero over the next four years.

Note 5 - Commitments and Contingencies

Leases
The Company leases office space under an operating lease, with a five (5) year sub-lease for the San Antonio office. The lease commenced in 2018, thus, the new accounting standard ASC 842, Leases, which require companies to recognize right-of-use assets and lease liabilities for all leases, is not applicable. Further, this is a sub-lease agreement. The Austin office lease, with an affiliated company with common ownership, is a verbal month-to-month agreement that can be cancelled at any time. The Company recognizes rent expense on a straight-line basis over the lease term. Total rent expense under the leases was $46,313 for the year ended December 31, 2020, of which $24,000 was paid to an affiliated company with common ownership.

Litigation
The Company from time to time may be involved in litigation relating to claims arising out of its normal course of business. Management believes that there were no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management
The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Sub-Clearing Agreement
Included in the Company's sub-clearing agreement is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At December 31, 2020, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

COVID19 Pandemic
On March 11, 2020, the World Health Organization declared the novel strain of coronavirus ("COVID19") a global pandemic and recommended containment and mitigation measures worldwide. The COVID19 pandemic has continued to spread and has already caused severe global disruptions. The extent of COVID-19's effect on the Company's operational and financial performance will depend on future developments, including the duration, spread and intensity of the pandemic, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As of the date of the independent registered public accounting firms' report, the Company cannot reasonably estimate the length or severity of this pandemic, or the extent to which the disruption may materially impact the Company's financial position, results of operations, and cash flows in 2021.

Note 6 – Related Party Transactions

As mentioned in Note 5, the Company entered into a verbal month-to-month lease with an affiliated company with common ownership in September 2016. The Company pays $2,000 per month. Total rent expense paid during the year ending December 31, 2020 was $24,000. The company received reimbursement income for compliance costs from an affiliated company with common ownership during 2020. Total reimbursement income received during the year ending in December 31, 2020 was $18,000.

Note 7 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital and net capital requirements of $446,384 and $69,129, respectively, which was $377,255 in excess of the minimum requirement. The Company's aggregate indebtedness to net capital ratio was 2.32 to 1.

Note 8 - Long-Term Debt

The Company entered into a long-term loan agreement on April 23, 2020 through the Small Business Administration (SBA) Paycheck Protection Program (PPP) underwritten by Lone Star National Bank in the amount of $41,800. The interest rate is 1.00% and is due on April 23, 2022; however, an extension was requested due to a change in provisions put in place after the loan was issued. The Company expects that the total loan amount will be forgiven under the terms of the loan. There is a 6 month payment deferment period. As of December 31, 2020, the outstanding amount was $41,800.

Note 9 - Subsequent Events

During 2021, the Company distributed $168,000 to a partner.

The Company has evaluated subsequent events through February 25, 2021, the date the financial statements were available to be issued.

TITLEIST ASSET MANAGEMENT, LTD
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2020

Total partners' capital qualified for net capital	$	346,498
Add: liabilties subordinated to claims of general creditors		100,000
Total capital and allowable subordinated liabilities		446,498
Deductions and/or charges		
Non-allowable assets:		
Other assets		114
Total deductions and/or charges		114
Net capital before haircuts on securities		446,384
Haircuts on securities		-
Net capital	$	446,384
Aggregate indebtedness		
Accounts payable and accrued expenses	$	947,562
Due to investment advisory division		40,000
Payable due to clearing broker dealer		7,590
PPP note payable		41,800
Total aggregate indebtedness	$	1,036,952
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or		
6 2/3% of aggregate indebtedness.)	$	69,129
Net capital in excess of minimum requirement	$	377,255
Net capital less greater of 10% of aggregate indebtedness or 120% of		
minimum net capital required	$	342,689
Ratio of aggregate indebtedness to net capital		2.32 to 1
Note: Net Capital, as reported on the Company's Part II (unaudited)		
Focus Report filed with FINRA on January 27, 2021.	$	461,375
Audit adjustments:		
Amortization of investment advisory division		20,000
Securities commission receivables		(34,991)
Net Capital	$	446,384

Schedule II

TITLEIST ASSET MANAGEMENT, LTD
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the Rule afterwards. The Company does not hold funds or securities for, or owe money or securities to, customers.

Schedule III

TITLEIST ASSET MANAGEMENT, LTD
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the Rule afterwards. The Company did not maintain possession or control of any customer funds or securities.



<p style="text-align:center">REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</p>

To the Board of Directors and Partners
of Titleist Asset Management, Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report Year Ended December 31, 2020, in which (1) Titleist Asset Management, Ltd. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Titleist Asset Management, Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Titleist Asset Management, Ltd. stated that Titleist Asset Management, Ltd. met the identified exemption provisions throughout the most recent fiscal year of December 31, 2020 without exception. Titleist Asset Management, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Titleist Asset Management, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 25, 2021

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

EXEMPTION REPORT YEAR ENDING DECEMBER 31, 2020

Titleist Asset Management, Ltd. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions 17 C.F.R. 240.15c3-3(k)(2)(ii);

2. The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year without exception.

TITLEIST ASSET MANAGEMENT, LTD.

I, Joe-Ben O'Banion, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Joe-Ben O'Banion
Managing Partner

February 25, 2021



To the Board of Directors and Partners
of Titleist Asset Management, Ltd.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by Titleist Asset Management, Ltd. and the SIPC, solely to assist you and SIPC in evaluating Titleist Asset Management, Ltd.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Titleist Asset Management, Ltd.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting the following difference: total revenues per the Form SIPC-7 were $5,208,893 and total revenues per the audited financial statements were $5,186,288, a difference of $22,605;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting following differences: total revenues per the Form SIPC-7 were $5,208,893 and total revenues per the audited financial statements were $5,186,288, a difference of $22,605; total operating revenues per the Form SIPC-7 were $4,970,578 and total operating revenues per the audited financial statements were $4,947,973, a difference of $22,605; and the general assessment per the Form SIPC-7 was $7,456 and the general assessment per the audited financials was $7,422, a difference of $34.

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting an overpayment of $34.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Titleist Asset Management, Ltd.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Titleist Asset Management, Ltd. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 25, 2021
Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com